Alpha Healthcare Acquisition Corp. III

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

March 24, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris

Re:	Alpha Healthcare Acquisition Corp. III
Acceleration Request for Registration Statement on Form S-1
File No. 333-253876

Dear Mr. Morris:

Reference is made to our letter, filed as correspondence via EDGAR on March 23, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement to March 24, 2021, at 4:15 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date to March 24, 2021.

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If you have any questions regarding this request, please contact Thomas Levato of Goodwin Procter LLP at (212) 459-7256.

Sincerely,

Alpha Healthcare Acquisition Corp. III

/s/ Patrick A. Sturgeon
Patrick A. Sturgeon
Chief Financial Officer